DSG TopCo, Inc.

56 Harrison Street, Suite 203A

New Rochelle, NY 10801

December 31, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Matthew Crispino and Jan Woo

Re:	Withdrawal Request
DSG TopCo, Inc. and Co-Applicants
Application for Qualification of Indenture on Form T-3
Filed on April 19, 2024
File No. 022-29112

Ladies and Gentlemen:

On April 19, 2024, DSG TopCo, Inc., a Delaware corporation (the “Company”), and the Co-Applicants listed therein, filed with the Securities and Exchange Commission (the “Commission”), an Application for Qualification of Indenture on Form T-3 (File No. 022-29112) (the “Application”) under the Trust Indenture Act of 1939, as amended (the “TIA”).

In accordance with Section 307(a) of the TIA, the Company and the Co-Applicants hereby request withdrawal of the Application, including all exhibits thereto, immediately or as soon as practicable after the date hereof. The Company and the Co-Applicants are withdrawing the Application as the Company does not intend to pursue the contemplated offering of securities under an indenture required to be qualified under the TIA or otherwise. The Company and Co-Applicants confirm that no securities have been or will be distributed, issued or sold pursuant to the Application and that the Application has not been declared effective by the Commission.

If you have any questions regarding this matter, please contact David S. Huntington of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3124.

Very truly yours,

/s/ Bradley E. Scher
Bradley E. Scher
President

cc:	David S. Huntington
Paul, Weiss, Rifkind, Wharton & Garrison LLP

cc:	Max Kirchner
Paul Hastings LLP